Exhibit 99.1

Media Release

Planegg/Munich, Germany, and Mechelen, Belgium, September 13, 2018

MorphoSys and Galapagos Announce Start of a Phase 1

Subcutaneous Bridging Study with MOR106

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) and Galapagos NV (Euronext & NASDAQ: GLPG) announced today the initiation of a phase 1 bridging study testing a subcutaneous formulation of MOR106, an investigational antibody directed against IL-17C.

This bridging study is a parallel-design phase 1 clinical trial conducted in two parts. Part 1 is a single center, randomized, open-label study in healthy volunteers who will be treated with different single dose levels of MOR106 administered subcutaneously or intravenously. Part 2 is a multiple center, randomized, placebo-controlled, multiple dose study in patients with moderate to severe atopic dermatitis who will be treated subcutaneously for 12 weeks.

Safety and tolerability, pharmacokinetics (PK) and occurrence of anti-drug-antibodies after administration of MOR106 will be assessed as endpoints. In addition, the efficacy of MOR106 will be explored in subjects with moderate to severe atopic dermatitis.

“The start of the bridging study together with Galapagos with a subcutaneous formulation of MOR106 is an important milestone in its clinical development,” commented Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “This route of subcutaneous administration is widely used for the treatment of chronic skin diseases, and we intend to evaluate it in this study with the goal of providing support for the further clinical development of MOR106.”

“This study represents the next important step in our strategy to progress MOR106 rapidly in the clinic and is expected to provide additional insights into patient response, while we await the results of our ongoing IGUANA phase 2 trial with MOR106 in atopic dermatitis patients,” said Dr. Walid Abi-Saab, Chief Medical Officer of Galapagos.

MOR106 was generated using MorphoSys’s Ylanthia antibody platform and is based on a target discovered by Galapagos. IL-17C is a cytokine expressed preferentially in the skin and which has been implicated in dermal inflammation and shown to be distinct from other members of the IL-17 cytokine family. MOR106 is the first publicly known human monoclonal antibody directed against IL-17C in clinical development worldwide. MOR106 is an investigational drug and its safety and efficacy have not yet been established. Novartis Pharma AG owns the worldwide, exclusive license for the development and commercialization of MOR106 under an agreement with MorphoSys and Galapagos which became effective on September 10, 2018.

About MorphoSys

MorphoSys is a late-stage biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on

MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 675 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations in connection with MOR106 and a clinical phase 1 bridging study evaluating the subcutaneous formulation of MOR106 in both healthy volunteers and patients with atopic dermatitis as well as expectations regarding the further development of MOR106, including the intended targeting of IL-17C. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations in connection with MOR106 and a clinical phase 1 bridging study evaluating the subcutaneous formulation of MOR106 in both healthy volunteers and patients with atopic dermatitis as well as expectations regarding the further development of MOR106, including the intended targeting of IL-17C are false as well as the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate

Communications & IR

Jochen Orlowski

Associate Director Corporate

Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

Galapagos NV

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business

Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com